Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin or Brian McGlynn Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN REPORTS SECOND QUARTER 2005 FINANCIAL RESULTS

Dublin, Ireland, July 28, 2005 - Elan Corporation, plc today announced its second quarter 2005 financial results.

Commenting on Elan’s business, Kelly Martin, Elan’s president and chief executive officer, said, “We remain focused on executing our plans and realizing our goals of delivering benefits to all of our constituencies including patients, physicians and shareholders. This includes working with all regulatory agencies to determine the regulatory path forward for Tysabri, advancing our research and development pipeline, and in particular, our progress in Alzheimer's. We are advancing on multiple fronts, committed to pursuing a disciplined approach to managing costs and realizing revenue in our business. We will continue to balance the challenges of the short term against the significant growth and value creation opportunities for the long term.”

Commenting on Elan’s second quarter financial results, Shane Cooke, executive vice president and chief financial officer, said, “The loss for the quarter at $142.6m increased by 21% over 2004 principally because of the costs associated with Tysabri, a charge associated with retiring debt early and the disposal of products during 2004, compensated for by the strong growth in the rest of the business and reduced investment losses. The core business, excluding Tysabri, performed strongly with product revenues growing by 47% over last year.” Mr Cooke added, “We are cautiously optimistic that with continued strong revenue growth and careful and disciplined cost management, this business, excluding Tysabri, will get to our target of break-even on an EBITDA basis, by the end of 2005. While we await the outcome of the ongoing Tysabri safety evaluation, we continue to prudently invest in Tysabri and remain capable and committed to re-introducing it as a therapeutic option for patients should it be appropriate. We also made progress with our capital structure during the quarter, retiring over $240m in 2008 debt while retaining over $1.15bn in cash.’’

Elan Second Quarter 2005 Financial Results

Unaudited Consolidated U.S. GAAP Income Statement Data

Three Months Ended June 30			Six Months Ended June 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m
		Revenue (See page 6)
93.4	111.6	Product revenue	216.3	207.0
15.0	7.0	Contract revenue	40.5	14.3
108.4	118.6	Total revenue	256.8	221.3

		Operating Expenses (See page 11)
39.7	39.7	Cost of goods sold	82.5	101.3
65.0	64.3	Research and development	130.4	120.2
75.1	91.4	Selling, general and administrative	155.2	195.4
(38.9)	(21.0)	Net gain on divestment of businesses	(36.8)	(65.1)
1.3	(0.9)	Recovery plan and other significant charges	7.8	(0.9)
142.2	173.5	Total operating expenses	339.1	350.9
(33.8)	(54.9)	Operating loss	(82.3)	(129.6)

		Net Interest and Investment Gains and Losses (See page 12)
24.4	34.7	Net interest expense	48.1	70.7
(15.0)	(2.9)	Net investment gains	(55.9)	(13.9)
61.7	4.6	Impairment of investments	91.5	20.1
—	52.2	Net charge on debt retirement	—	52.2
71.1	88.6	Net interest and investment gains and losses	83.7	129.1

(104.9)	(143.5)	Net loss from continuing operations before tax	(166.0)	(258.7)
0.9	(0.3)	Provision for/(benefit from) income taxes	1.8	(0.1)
(105.8)	(143.2)	Net loss from continuing operations	(167.8)	(258.6)
(11.8)	0.6	Net income/(loss) from discontinued operations (see Appendix I)	(12.0)	0.4
(117.6)	(142.6)	Net loss	(179.8)	(258.2)

$(0.30)	$(0.35)	Basic and diluted net loss per ordinary share	$(0.46)	$(0.64)
389.6	405.8	Weighted average number of ordinary shares outstanding (in millions)	388.2	400.7

Elan Second Quarter 2005 Financial Results

Unaudited Non-GAAP Financial Information – EBITDA

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m

(105.8)	(143.2)	Net loss from continuing operations	(167.8)	(258.6)
24.4	34.7	Net interest expense	48.1	70.7
0.9	(0.3)	Provision for/(benefit from) income taxes	1.8	(0.1)
31.5	30.7	Depreciation and amortization	63.4	65.2
(12.8)	(13.3)	Amortized fees	(25.4)	(24.9)
7.0	0.7	Revenue received and deferred	7.0	0.7
(54.8)	(90.7)	EBITDA	(72.9)	(147.0)

Three Months Ended June 30		Non-GAAP Financial Information Reconciliation Schedule	Six Months Ended June 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m
(54.8)	(90.7)	EBITDA	(72.9)	(147.0)
(38.9)	(21.0)	Net gain on divestment of businesses	(36.8)	(65.1)
1.3	(0.9)	Recovery plan and other significant charges	7.8	(0.9)
46.7	1.7	Net investment gains and losses	35.6	6.2
—	52.2	Net charge on debt retirement	—	52.2
(45.7)	(58.7)	Adjusted EBITDA	(66.3)	(154.6)

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net loss from continuing operations plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus net gains or losses on divestment of businesses, recovery plan and other significant items, net investment gains and losses and net charge on debt retirement. Neither EBITDA nor Adjusted EBITDA are presented as alternative measures of operating results, cash flow from operations or net loss from continuing operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled “Non-GAAP Financial Information Reconciliation Schedule.”

Elan Second Quarter 2005 Financial Results

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2004 US$m	March 31 2005 US$m	June 30 2005 US$m
Assets
Current Assets
Cash and cash equivalents	1,347.6	1,358.6	1,158.1
Restricted cash	164.3	40.01	—
Marketable investment securities	65.5	48.6	18.0
Prepaid and other current assets	149.1	135.3	163.8
Total current assets	1,726.5	1,582.5	1,339.9

Non-Current Assets
Property, plant and equipment, net	346.2	355.0	358.0
Intangible assets, net	780.8	755.9	734.8
Marketable investment securities	39.0	22.5	21.2
Restricted cash	28.4	28.5	24.6
Other assets	55.0	49.1	43.4
Total Assets	2,975.9	2,793.5	2,521.9

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	361.5	343.7	270.9
Deferred income	110.4	98.7	86.0
EPIL III notes due March 2005	39.0	—	—
6.5% convertible guaranteed notes due 2008	460.0	460.0	254.0
7.25% senior notes due 2008	650.0	650.0	613.2
7.75% senior notes due 2011	850.0	850.0	850.0
Senior floating rate notes due 2011	300.0	300.0	300.0
Shareholders’ equity	205.0	91.1	147.8
Total Liabilities and Shareholders’ Equity	2,975.9	2,793.5	2,521.9

Movement in Shareholders’ Equity
Opening balance		205.0	91.1
Net loss for the period		(115.6)	(142.6)
Change in unrealized gain on investment securities		(11.6)	(6.0)
Issuance of share capital		13.8	206.3
Other		(0.5)	(1.0)
Closing balance		91.1	147.8

1 These funds relate to the settlement of the 2002 class action. Final court approval was granted on April 19, 2005. The funds were paid in the second quarter to the plaintiffs’ lawyers for distribution to the class members.

Elan Second Quarter 2005 Financial Results

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended June 30			Six Months Ended June 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m

(65.9)	(50.0)	Cash flows from operating activities	(83.9)	(138.1)
(29.0)	(59.3)	Movement on debt interest and tax	(54.7)	(83.5)
29.2	(87.3)	Working capital movement1	(2.0)	(92.2)
(5.5)	(12.8)	Net purchases of tangible and intangible assets	(10.6)	(34.8)
140.4	33.3	Net proceeds from sale of investments	187.3	54.0
96.6	18.3	Net proceeds from business divestments	230.3	50.2
12.3	(86.6)	Cash flows from financing activities	15.1	(74.1)
—	43.9	Release of restricted cash	—	168.0
—	—	Repayment of EPIL III notes	—	(39.0)
(391.8)	—	Cash payment under EPIL II guarantee	(391.8)	—
(213.7)	(200.5)	Net cash movement	(110.3)	(189.5)
881.6	1,358.6	Beginning cash balance	778.2	1,347.6
667.9	1,158.1	Cash and cash equivalents at end of period	667.9	1,158.1

1 For three months and six months ended June 30, 2005, working capital movement includes $40.0 million cash payment for the settlement of the 2002 class action.

Elan Second Quarter 2005 Financial Results

The analysis below is based on the revenues and costs from continuing operations presented in accordance with U.S. GAAP.

Net Loss and Adjusted EBITDA

The net loss for the second quarter of 2005 amounted to $142.6 million, an increase of 21% over the $117.6 million reported in the same quarter of 2004, principally because of the costs associated with Tysabri™, (see Appendix II for an analysis of the results broken out between Tysabri and rest of business), a charge associated with retiring debt early and the disposal of products during 2004, compensated for by the strong growth in the rest of the business and reduced investment losses.

Negative Adjusted EBITDA was $58.7 million in the second quarter of 2005, compared to $45.7 million in the second quarter of 2004, and included negative Adjusted EBITDA of $38.2 million related to Tysabri. Adjusted EBITDA for the rest of the business, excluding costs related to Tysabri, is targeted to get to breakeven by the end of 2005 and was negative $20.5 million in the second quarter of 2005 after including $8.0 million in litigation settlement costs. A reconciliation of negative Adjusted EBITDA to net loss from continuing operations, is presented in the table titled “Unaudited Non-GAAP Financial Information – EBITDA” included on page 3.

As previously announced on February 28, 2005, Elan and Biogen Idec, Inc. (Biogen Idec) voluntarily suspended Tysabri from the U.S. market and all ongoing clinical trials based on reports of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Elan and Biogen Idec’s comprehensive safety evaluation concerning Tysabri is ongoing. The results of this safety evaluation, which we expect to complete by the end of the summer, will then be discussed with regulatory agencies to determine the appropriate risk benefit profile and the path forward for Tysabri.

Revenue

Total revenue increased 9% to $118.6 million in the second quarter of 2005 from $108.4 million in the second quarter of 2004, principally due to an increase of 47% in product revenue from the core business, offset by reduced revenue from divested products and contract revenue. Revenue is analyzed below between product revenue generated from the core business, revenue arising from products that have been divested and contract revenue.

Elan Second Quarter 2005 Financial Results

Three Months Ended June 30			Six Months Ended June 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m

		Revenue from Marketed Products
26.5	39.9	Maxipime™	54.7	59.7
9.1	14.8	Azactam™	22.9	23.2
—	(1.3)	Tysabri	—	11.6
—	1.8	Prialt™	—	2.8
35.6	55.2	Total Revenue from Marketed Products	77.6	97.3

31.6	47.5	Manufacturing Revenue and Royalties (see page 9)	61.7	91.0

8.5	8.5	Amortized Revenue – Adalat™/Avinza™	17.0	17.0
75.7	111.2	Total Product Revenue from Core Business	156.3	205.3

		Revenue from Divested Products
—	—	European business	10.5	—
11.1	—	Zonegran	41.2	—
6.6	0.4	Other	8.3	1.7
17.7	0.4	Total Revenue from Divested Products	60.0	1.7

93.4	111.6	Total Product Revenue	216.3	207.0

		Contract Revenue
3.3	3.1	Amortized fees	6.5	6.5
11.7	3.9	Research revenue and milestones	34.0	7.8
15.0	7.0	Total Contract Revenue	40.5	14.3

108.4	118.6	Total Revenue	256.8	221.3

Elan Second Quarter 2005 Financial Results

Product Revenue

Total product revenue for the second quarter of 2005 of $111.6 million increased 19% from $93.4 million recorded in the same quarter of 2004 primarily as a result of an increase of 47% in product revenue from the core business, offset by reduced revenue from divested products.

Revenue from marketed products

Revenue from marketed products was $55.2 million in the second quarter of 2005, compared to $35.6 million recorded in the same period of 2004. The increase primarily reflects increased sales of Maxipime and Azactam.

As previously reported, we experienced third party supply shortages with Maxipime during the early part of 2005. As a result of inventory shortages, Maxipime prescription volume demand for April and May of 2005 decreased by 3%, compared to the same period in 2004. However, prescription volume demand has increased by 24% for the first five months ended May 31, 2005, compared to the same period in 2004. Revenue for the second quarter of 2005 increased from $26.5 million in the second quarter of 2004 to $39.9 million, or 51%, which resulted from a combination of supply shortages in the second quarter of 2004, increased demand for the first five months ended May 31, 2005 and re-stocking of wholesaler inventory following the supply shortages in the first quarter of 2005. We will continue to closely monitor the supply level for Maxipime.

Azactam prescription volume demand for April and May of 2005 increased by 14%, compared to the same period of 2004, while revenue for the quarter increased from $9.1 million to $14.8 million, or 63%. Changing wholesaler inventory levels primarily explains the difference between Azactam prescription growth rate and revenue growth in the second quarter of 2005. Azactam loses patent exclusivity in October 2005 and we anticipate generic competition will have an impact on sales of Azactam from the end of the year.

Prialt, a new treatment for severe chronic pain, was approved in the U.S. in December 2004 and launched in the U.S. in the first quarter of 2005. Revenue from Prialt for the second quarter of 2005 was $1.8 million, compared to $1.0 million in the first quarter of 2005.

Elan Second Quarter 2005 Financial Results

Manufacturing revenue and royalties

Manufacturing revenue and royalties from Elan’s Drug Technology business comprises revenue earned from products manufactured for third parties and royalties earned principally on sales by third parties of products that incorporate Elan’s technologies.

Manufacturing revenue and royalties was $47.5 million in the second quarter of 2005, an increase of 50% over the $31.6 million recorded in the second quarter of 2004. This reflects increased sales by third parties of products that incorporate Elan’s technologies, principally TricorTM, and increased manufacturing activity for third parties.

Manufacturing revenue and royalties can be further analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m
7.0	7.2	VerelanTM	12.3	16.3
—	10.6	Tricor	—	19.0
4.3	4.1	Diltiazem™	11.2	9.1
2.3	4.3	Skelaxin™	6.0	8.2
4.3	2.8	Avinza™	8.0	4.9
13.7	18.5	Other	24.2	33.5
31.6	47.5	Total	61.7	91.0

Except as noted above, no other products accounted for more than 10% of total manufacturing revenue and royalties in the second quarter of 2005 or 2004. Of the total of $47.5 million in manufacturing revenue and royalties in the second quarter of 2005, 37% (2004: 14%) consisted of royalties received on products which are not manufactured by Elan.

Amortized revenue

The results for the second quarter of 2005 and 2004 include $8.5 million of amortized revenue related to the licensing of rights to Elan’s generic form of Adalat CC and the restructuring of Elan’s Avinza license agreement with Ligand Pharmaceuticals, Inc, which occurred in 2002. The remaining unamortized revenue on these products of $52.2 million, which is included in deferred income, will be recognized as revenue through June 2007 (generic Adalat CC), and November 2006 (Avinza), reflecting Elan’s ongoing involvement in the manufacturing of these products.

Elan Second Quarter 2005 Financial Results

Revenue from divested products

During 2004, Elan sold a number of products and businesses as part of its recovery plan and the subsequent strategic repositioning of Elan as a biotechnology company. Revenue from divested products and businesses was $0.4 million in the second quarter of 2005, compared to $17.7 million in the same quarter of 2004, principally consisting of Zonegran. In the second quarter of 2005, Elan recorded $20.0 million in contingent consideration associated with the sale of Zonegran to Eisai Co. Ltd. (Eisai). The contingent consideration, which was recorded as a gain on the divestment of businesses (see page 11), was included in prepaid and other current assets on the consolidated balance sheet at June 30, 2005 and was received in July 2005.

Contract Revenue

Contract revenue in the second quarter of 2005 was $7.0 million, a decrease of 53% from the $15.0 million recorded in the second quarter of 2004, principally due to a reduction in research revenue and milestones arising from research and development activities performed by Elan on behalf of third parties. The reduction resulted from, among other things, the timing of milestone receipts, the completion of transitional research and development activities related to certain divested products (principally Skelaxin, Zelapar™ and Zonegran) and the suspension of activity related to Sonata™.

Gross Profit

The gross profit margin on product revenue was 64% in the second quarter of 2005, compared to 57% in the same period of 2004. The increase was due principally to the change in the mix of sales and cost management.

Elan Second Quarter 2005 Financial Results

Operating Expenses

Selling, general and administrative (SG&A) expenses increased 22% to $91.4 million in the second quarter of 2005 from $75.1 million in the same quarter of 2004 and can be analyzed as follows:

Three Months Ended June 30			Six Months Ended June 30
2004 US$m	2005 US$m		2004 US$m	2005 US$m
60.6	57.2	Rest of business	125.0	110.7
—	17.9	Tysabri	—	48.2
14.5	16.3	Amortization (principally Maxipime and Azactam)	30.2	36.5
75.1	91.4	Total	155.2	195.4

Rest of business SG&A expenses, excluding amortization, decreased by 6% from $60.6 million in the second quarter of 2004 to $57.2 million in the second quarter of 2005 and includes litigation settlement costs of $8.0 million related to BioPort and our former chief executive officer. The SG&A expenses related to Tysabri, excluding amortization, were $17.9 million in the second quarter of 2005, compared to $30.3 million in the first quarter of 2005. The reduction was as a result of the prompt actions taken to adjust the investment in the commercialization of Tysabri following its voluntary suspension.

Research and development (R&D) expenses were $64.3 million in the second quarter of 2005, compared to $65.0 million in the same period of 2004 and $55.9 million in the first quarter of 2005. The increase in the second quarter of 2005 from the first quarter of 2005 is due to costs related to the Tysabri safety evaluation study and the ongoing enrollment of patients in Phase II clinical trials with a humanized monoclonal antibody, AAB-001, for Alzheimer’s disease. Included in R&D expenses is $19.5 million related to Tysabri (2004: $24.9 million).

Net Gain on Divestment of Businesses

The net gain on divestment of businesses in the second quarter of 2005 was $21.0 million, compared to a net gain of $38.9 million in the same period of 2004. Included in the net gain in the second quarter of 2005 is $20.0 million (2004: $38.7 million) of contingent consideration related to the divestment of Zonegran (zonisamide). In addition, Elan expects to receive additional consideration of $48.0 million from Eisai if generic zonisamide is not introduced into the U.S. market before January 1, 2006.

Elan Second Quarter 2005 Financial Results

Net Interest and Investment Gains and Losses

Net interest and investment gains and losses amounted to a charge of $88.6 million for the second quarter of 2005, compared to a charge of $71.1 million for the same period of 2004 due to increased interest cost and a net charge on early debt retirement, offset by reduced investment losses.

In the second quarter of 2005, net interest expense amounted to $34.7 million, compared to $24.4 million in the same period of 2004. Net interest expense increased in the second quarter of 2005 over the corresponding period in 2004 primarily as a result of the issuance of $1.15 billion in senior fixed and floating notes in November 2004, partially offset by the repayment of the EPIL III notes and by interest income earned on higher average cash balances.

During the second quarter of 2005, $33.3 million in net cash proceeds was raised from the sale of investments. Of the remaining portfolio of investments, which has a total book value of $39.2 million at June 30, 2005, down from $71.1 million at March 31, 2005, approximately 55% is held in publicly traded companies. Net investment losses of $1.7 million were incurred during the second quarter of 2005 (2004: $46.7 million).

During the second quarter of 2005, we availed ourselves of opportunities in the capital markets to retire $242.8 million of our 2008 debt with equity and $82.4 million in cash. The $242.8 million comprises $206.0 million in aggregate principal amount of the 6.5% Convertible Notes, which was purchased for approximately $255.0 million at an average premium of approximately 4% to the market price of the 6.5% Convertible Notes at the date of purchase. The consideration was satisfied with the issuance of 27,762,801 ADSs at the debt conversion price of $7.42, together with $49.1 million in cash and accrued interest of $0.7 million. The remaining $36.8 million of the debt retirement represents the aggregate principal amount of the Athena Notes, which was purchased for $33.3 million plus accrued interest of $0.6 million. As a result of the retirement, Elan incurred a net charge on debt retirement of $52.2 million, including $5.2 million for written-off financing costs, in the second quarter of 2005 and Elan’s annual interest cost will be reduced by approximately $16 million.

EBITDA

Negative Adjusted EBITDA for the second quarter of 2005 amounted to $58.7 million compared to a negative Adjusted EBITDA of $45.7 million in the same period of 2004, due to a reduction in revenue

Elan Second Quarter 2005 Financial Results

and related costs associated with divested products and businesses and increased costs associated with Tysabri, offset by increased revenue from the core business.

Negative Adjusted EBITDA, excluding Tysabri, was $20.5 million compared to $35.8 million in the first quarter of 2005. The reduction in negative Adjusted EBITDA, excluding Tysabri, is principally a result of strong revenue growth from marketed products following the resumption of supply for Maxipime during the second quarter of 2005, continued growth in Elan’s Drug Technology business and the impact of the cost containment initiatives announced last quarter. Negative Adjusted EBITDA for Tysabri was $38.2 million in the second quarter of 2005, compared to $60.1 million in the first quarter of 2005 as a result of a reduction in costs incurred in the first quarter of 2005 relating to the voluntary suspension of Tysabri and reduced SG&A expenses, partially offset by the increase in costs related to the ongoing Tysabri safety evaluation.

A reconciliation of negative EBITDA and Adjusted EBITDA to net loss from continuing operations, as reported under U.S. GAAP, is presented in the tables titled “Non-GAAP Financial Information Reconciliation Schedule” included on page 3.

2005 Outlook Update

Elan reiterates previous guidance of negative Adjusted EBITDA for 2005, including Tysabri related costs and first half of 2005 Tysabri revenues, in the range of $240.0 million to $260.0 million.

Elan expects total revenue for 2005 to be in the range of $460.0 million to $500.0 million, which is made up of product revenue in the range of $430.0 million to $460.0 million and contract revenue in the range of $30.0 million to $40.0 million. Elan had previously expected total revenue to exceed $500.0 million, including $50.0 million to $60.0 million in contract revenue.

Adjusted EBITDA, excluding Tysabri, is targeted to get to break-even by the end of 2005 and, not withstanding the $8.0 million in litigation settlement costs incurred during the second quarter of 2005, to be in the range of negative $50.0 million to negative $70.0 million for the full year.

Elan Second Quarter 2005 Financial Results

Research & Development

Tysabri (Natalizumab)

As previously announced on February 28, 2005, Elan and Biogen Idec voluntarily suspended Tysabri from the U.S. market and all ongoing clinical trials. Elan and Biogen Idec’s comprehensive safety evaluation concerning Tysabri is ongoing. The Tysabri expected key milestones for 2005 for MS, Crohn’s disease and rheumatoid arthritis will be reviewed once the results of the safety evaluation have been discussed with regulatory agencies to determine the appropriate risk benefit profile and the path forward for Tysabri.

On June 30, 2005, Elan and Biogen Idec announced that ENCORE, the second Phase III induction trial of Tysabri for the treatment of moderately to severely active Crohn’s disease in patients with evidence of active inflammation, met the primary endpoint of clinical response as defined by a 70 point decrease in baseline Crohn’s Disease Activity Index (CDAI) score at both weeks 8 and 12. In addition, ENCORE met all of its secondary endpoints including clinical remission at both weeks 8 and 12. Clinical remission was defined as achieving a CDAI score of equal to or less than 150 at both weeks 8 and 12. There were no notable differences in the overall rates of adverse events or serious adverse events between the TYSABRI and placebo treatment groups. The most common adverse events seen in the trial were headache, nausea, abdominal pain and nasopharyngitis.

The full data from ENCORE, including further sub-analysis of response and remission rates as well as clinical effect at other time points, effect on inflammatory markers and quality of life data will be presented at an upcoming medical meeting.

Alzheimer’s and other Neurodegenerative Diseases

Elan is focused on building upon its breakthrough research and extensive experience in Alzheimer’s disease (AD) and is also studying other neurodegenerative diseases, such as Parkinson’s disease.

We continue to make progress with our Alzheimer’s disease immunotherapy program, in collaboration with Wyeth. During the first half of 2005, we initiated two Phase II clinical trials with a humanized monoclonal antibody, AAB-001, designed and engineered to remove the neurotoxic beta-amyloid peptide that accumulates in the brains of patients with AD. The first trial is a randomized, double-blind, placebo controlled, multiple ascending dose study of 180 patients with mild to moderate Alzheimer’s disease. The trial will be conducted at approximately 30 sites in the U.S. and dosing is scheduled for 18 months, with planned interim analyses. The key end-points will include ADAS-Cog (assesses cognition), Neuropsychological Test Battery (NTB) and DAD score (measures quality of

Elan Second Quarter 2005 Financial Results

life). The second trial is an Alzheimer’s beta-amyloid imaging study in 30 patients and dosing is scheduled for 18 months.

Elan and Wyeth are on track to initiate a Phase I trial, in the second half of this year, for ACC-001, an active Abeta immunotherapeutic conjugate.

Elan also has research programs focused on small molecule inhibitors of beta secretase and gamma secretase, enzymes whose actions are thought to affect the accumulation of amyloid plaques in the brains of patients with Alzheimer’s disease.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Elan Second Quarter 2005 Financial Results

Forward-Looking Statements

This document, including the entire section entitled “2005 Outlook Update”, and Appendix I and II contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”,“intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: whether and when Elan will be able to resume marketing and developing Tysabri; even if Elan can resume marketing and developing Tysabri, the potential of Tysabri and the potential for the successful development and commercialization of additional products, including those utilizing Tysabri; the potential of Elan’s current products, including in particular, Maxipime and Azactam; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan’s products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition after the expiration of Elan’s patents, including the impact of any generic competition following the loss of patent exclusivity for Azactam in October 2005; whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws; failure to comply with its payment obligations under Medicaid and other governmental programmes; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S.,International and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Form 20-F for the fiscal year ended December 31, 2004, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, alternative uses of capital, debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. Elan may raise additional capital, restructure or refinance outstanding debt, repurchase material amounts of outstanding debt, consider the sale of products, interests in subsidiaries, marketable investment securities or other assets, or take a combination of such actions or other steps to increase or manage its liquidity and capital resources. Any such actions or steps, including any sale of assets or repurchase of outstanding debt, could be material. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditures, investment and other business opportunities. In the event of any future acquisitions, capital expenditures, investment or other business opportunities, Elan may consider using available cash or raising additional capital, including the issuance of additional debt.

Elan First Quarter 2005 Financial Results

Appendix I

In previous quarters and in accordance with SFAS No. 144, Elan recorded the results and gains or losses on the divestment of its discontinued operations including Elan Transdermal Technologies, Athena Diagnostics, Elan Diagnostics, a manufacturing business in Italy, the pain portfolio of products, Actiq™, the dermatology portfolio of products, Abelcet™ U.S. and Canada, Frova™, Myobloc™ and two products that were marketed in the United Kingdom and Ireland, within discontinued operations in the consolidated income statement. An analysis of the results of the discontinued operations is set out below.

Elan has also sold a number of other assets and businesses (principally the primary care franchise, the European sales and marketing business and Zonegran), which in accordance with SFAS No. 144, are not included in discontinued operations. Elan believes that it has a significant continuing involvement in the operations of these businesses, for example, through ongoing supply arrangements or formulation activities.

Three Months Ended June 30		Discontinued Operations (unaudited)	Six Months Ended June 30
2004	2005		2004	2005
US$m	US$m		US$m	US$m
		Revenue
7.6	—	Product revenue	23.4	—
5.0	—	Contract revenue	5.0	—
12.6	—	Total revenue	28.4	—
		Operating Expenses
5.2	—	Cost of goods sold	13.1	—
3.5	(0.4)	Research and development	5.6	(0.5)
1.2	—	Selling, general and administrative	6.8	0.3
14.8	(0.2)	Net (gain)/loss on divestment of businesses	15.3	(0.2)
24.7	(0.6)	Total operating expenses	40.8	(0.4)

(12.1)	0.6	Operating profit/(loss)	(12.4)	0.4

0.3	—	Net investment gains	0.4	—

(11.8)	0.6	Net income/(loss) from discontinued operations before tax	(12.0)	0.4
—	—	Provision for tax	—	—
(11.8)	0.6	Net income/(loss) from discontinued operations	(12.0)	0.4

		Non–GAAP Financial Information
		EBITDA
(11.8)	0.6	Net income/(loss) from discontinued operations	(12.0)	0.4
0.2	—	Depreciation and amortization included in operating	1.1	—
		profit/(loss)
(4.6)	—	Amortized revenue included in total revenue	(4.6)	—
(16.2)	0.6	EBITDA	(15.5)	0.4

14.8	(0.2)	Net (gain)/loss on divestment of businesses	15.3	(0.2)
(0.3)	—	Net investment gains	(0.4)	—
(1.7)	0.4	Adjusted EBITDA	(0.6)	0.2

Elan Second Quarter 2005 Financial Results

Appendix II

Three Months Ended June 30, 2005				Six Months Ended June 30, 2005
Tysabri	Rest of Business	Total		Tysabri	Rest of Business	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
(1.3)	112.9	111.6	Product revenue1	11.6	195.4	207.0
1.7	5.3	7.0	Contract revenue	3.7	10.6	14.3
0.4	118.2	118.6	Total revenue	15.3	206.0	221.3

			Operating Expenses
(0.5)	40.2	39.7	Cost of goods sold2	24.8	76.5	101.3
18.4	73.0	91.4	Selling, general and administrative3	49.2	146.2	195.4
19.5	44.8	64.3	Research and development	36.9	83.3	120.2
—	(21.0)	(21.0)	Net gain on divestment of businesses	—	(65.1)	(65.1)
—	(0.9)	(0.9)	Recovery plan and other significant charges	—	(0.9)	(0.9)
37.4	136.1	173.5	Total operating expenses	110.9	240.0	350.9
(37.0)	(17.9)	(54.9)	Operating loss	(95.6)	(34.0)	(129.6)

0.5	30.2	30.7	Amortization and depreciation	1.0	64.2	65.2
(1.7)	(11.6)	(13.3)	Amortized fees	(3.7)	(21.2)	(24.9)
—	(21.0)	(21.0)	Net gain on divestment of businesses	—	(65.1)	(65.1)
—	0.7	0.7	Revenue received and deferred	—	0.7	0.7
—	(0.9)	(0.9)	Recovery plan and other significant charges	—	(0.9)	(0.9)
(38.2)	(20.5)	(58.7)	Adjusted EBITDA	(98.3)	(56.3)	(154.6)

1 Revenue from sales of Tysabri in the six months ended June 30, 2005, is net of $17.7 million for sales returns related to the product recall.

2 Cost of sales for Tysabri in the six months ended June 30, 2005, includes $14.0 million of inventory write-off related to the voluntary suspension of the marketing of Tysabri.

3 General and corporate costs have not been allocated to Tysabri.